FORM 4
                                                                                                    --------------------------------
[ ] CHECK THIS BOX IF NO LONGER                                                                              OMB APPROVAL
    SUBJECT TO SECTION 16. FORM 4 OR                                                                --------------------------------
    FORM 5 OBLIGATIONS MAY CONTINUE.                                                                OMB NUMBER:           3235-0287
    SEE INSTRUCTION 1(B).                                                                           EXPIRES:   SEPTEMBER 30, 1998
    (PRINT OR TYPE RESPONSES)                                                                       ESTIMATED AVERAGE BURDEN
                                                                                                    HOURS PER RESPONSE..........0.5
                                                                                                    --------------------------------
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
   Winokur, Herbert S., Jr.                 The WMF Group, Ltd. (WMFG)                         (Check all applicable)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [X] 10% Owner
                                            Security Number                                   [ ]Officer    [ ]Other
                                            of Reporting       March /1999                    (give title   (specify title
    30 East Elm Street                      Person                                                below)        below)
---------------------------------------     (Voluntary)
        (Street)
                                                                                                  ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
    Greenwich  CT       06830                               5. If Amendment,    7. Individual or Joint/Group Filing
---------------------------------------                        Date of Original    (Check Applicable Line)
   (City)   (State)     (Zip)                                  (Month/Year)
                                                                                   [ ] Form filed by One Reporting Person
                                                                                   [X] Form filed by More than One Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)
                                  -------------------------------------------------
                                     Code     V       Amount      (A) or (D) Price (Instr. 3 and 4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par          3/3/99       X               84,608       A     $5.00         163,533             D                (6)
 value $0.01 per share (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par          3/3/99       X               84,608       A     $5.00         163,533             I                (7)
 value $0.01 per share (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par         3/19/99       X              132,806       A     $5.00       1,730,532             D                (8)
 value $0.01 per share (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 per share (2) 3/19/99       X               8,271        A     $5.00        108,386              I                (9)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 per share (3) 3/31/99       P              34,520        A     $5.375      1,730,532             D                (8)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 per share (3) 3/31/99       P               2,149        A     $5.375       108,386              I                (9)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 per share (4) 3/10/99       P               2,000        A     $5.125        5,000               I                (4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 per share (5) 3/10/99       P               2,000        A     $5.125        5,000               I                (5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 per share (4) 3/12/99       P                500         A     $5.50         5,000               I                (4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 per share (5) 3/12/99       P                500         A     $5.50         5,000               I                (5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 per share (4) 3/31/99       P               2,500        A    $5.3875        5,000               I                (4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 per share (5) 3/31/99       P               2,500        A    $5.3875        5,000               I                (5)
-----------------------------------------------------------------------------------------------------------------------------------


*If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 (7/96)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/Day/Year)   (Instr. 8)      Securities
   (Instr. 3)     Derivative                                        Acquired (A)
                  Security                                          or Disposed
                                                                    of (D)


                                                --------------------------------------
                                                      Code    V    (A)      (D)
--------------------------------------------------------------------------------------
Subscription
Rights (rights to
acquire) (1)       $5.00            3/3/99             X                   Rights to
                                                                           acquire
                                                                           84,608
                                                                           shares (1)
--------------------------------------------------------------------------------------
Subscription
Rights (rights to
acquire) (1)       $5.00            3/3/99             X                   Rights to
                                                                           acquire
                                                                           84,608
                                                                           shares (1)
--------------------------------------------------------------------------------------

Rights to
Acquire Common
Stock (2)          $5.00            3/19/99            X                   Rights to
                                                                           acquire
                                                                           132,806
                                                                           shares (2)
--------------------------------------------------------------------------------------

Rights to
Acquire Common
Stock (2)          $5.00            3/19/99            X                   Rights to
                                                                           acquire
                                                                           8,271
                                                                           shares (2)
--------------------------------------------------------------------------------------

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
----------------------------------------------------------------------------------------------------------
Immed.   3/8/99   Common Stock  84,608         N.A.           0                 D                   (6)

----------------------------------------------------------------------------------------------------------

Immed.   3/8/99   Common Stock  84,608         N.A.           0                 I                   (7)

----------------------------------------------------------------------------------------------------------

 (2)       (2)    Common Stock 132,806         N.A.           0                 D                   (8)

----------------------------------------------------------------------------------------------------------

 (2)       (2)    Common Stock   8,271         N.A.           0                 I                   (9)

----------------------------------------------------------------------------------------------------------


Explanation of Responses:

1. Securities acquired and directly owned by Capricorn Holdings, Inc. (formerly Winokur Holdings, Inc.) pursuant to exercise of 84,608 rights ("Rights") to purchase common stock, par value $0.01 per share ("Common Stock"), of The WMF Group, Inc. (the "Company") on March 3, 1999. Capricorn Holdings, Inc. received the rights in connection with the Company's pro rata distribution of Rights to all holders of Common Stock (the "Rights Offering") on February 5, 1999. Pursuant to the Rights Offering, the Company distributed to holders of Common Stock 1.072 Rights for each share of Common Stock held by such holders. Each Right entitled the holder to purchase one share of Common Stock for $5.00 per share. The Rights Offering expired on March 8, 1999.

2. Securities acquired and directly owned by Capricorn Investors II, L.P. ("Capricorn II") pursuant to the closing of the Stand-By Purchase Agreement dated as of October 16, 1998 and executed on December 31, 1998 among the Company, Demeter Holdings Corporation, Phemus Corporation and Capricorn II ("Stand-By Agreement"). In accordance with the terms of the Stand-By Agreement, on March 19, 1999 Capricorn II purchased 132,806 shares of Common Stock at a price of $5.00 per share.

3. Securities acquired and directly owned by Capricorn II pursuant to the closing of the Stock Purchase Agreement dated as of March 12, 1999 among the Company and Capricorn II (the "Capricorn Stock Purchase Agreement"). In accordance with the terms of the Capricorn Stock Purchase Agreement, on March 31, 1999 Capricorn II purchased 34,520 shares of Common Stock at a price of $5.375 per share.

4. Securities acquired and directly owned by a revocable trust ("Family Trust A"). Mr. Winokur is the special trustee of, and may be deemed to have a pecuniary interest in the securities owned by, Family Trust A. At March 31, 1999, Family Trust A held 5,000 shares of Common Stock. Mr. Winokur has sole and exclusive investment authority over the assets of Family Trust A. Mr. Winokur disclaims beneficial ownership of the shares beneficially owned by Family Trust A. As of March 31, 1999, Mr. Winokur may also be deemed to have a pecuniary interest in (i) 5,000 shares of Common Stock held directly by Family Trust B (defined below), (ii) 163,533 shares of Common Stock held directly by Capricorn Holdings, Inc., and (iii) 1,730,532 shares of Common Stock and 10,000 derivative securities of the Company held directly by Capricorn
II. See footnotes 5, 6 and 9 below.

5. Securities acquired and directly owned by a revocable trust ("Family Trust B"). Mr. Winokur is the special trustee of, and may be deemed to have a pecuniary interest in the securities owned by, Family Trust B. At March 31, 1999, Family Trust B held 5,000 shares of Common Stock. Mr. Winokur has sole and exclusive investment authority over the assets of Family Trust B. Mr. Winokur disclaims beneficial ownership of the shares beneficially owned by Family Trust
B. As of March 31, 1999, Mr. Winokur may also be deemed to have a pecuniary interest in (i) 5,000 shares of Common Stock held directly by Family Trust A,
(ii) 163,533 shares of Common Stock held directly by Capricorn Holdings, Inc., and (iii) 1,730,532 shares of Common Stock and 10,000 derivative securities of the Company held directly by Capricorn II. See footnote 4 above and footnotes 6 and 9 below.

6. Securities acquired and directly owned by Capricorn Holdings, Inc. See footnote 1 above. At March 31, 1999, Capricorn Holdings, Inc. held 163,533 shares of Common Stock. In addition to his beneficial interest in the securities held by Capricorn Holdings, Inc., as of March 31, 1999, Mr. Winokur may be deemed to have a pecuniary interest in (i) 5,000 shares of Common Stock held directly by Family Trust A, (ii) 5,000 shares of Common Stock held directly by Family Trust B, and (iii) 1,730,532 shares of Common Stock and 10,000 derivative securities of the Company held directly by Capricorn II. See footnotes 4 and 5 above and footnote 9 below.

7. Securities beneficially owned by Mr. Winokur, who may be deemed to have a pecuniary interest in the securities owned by Capricorn Holdings, Inc. Mr.
Winokur is the President and sole shareholder of Capricorn Holdings, Inc. See footnote 9 below.

8. Securities acquired and directly owned by Capricorn II. At March 31, 1999, Capricorn II held 1,730,532 shares of Common Stock and 10,000 derivative securities of the Company. The 10,000 derivative securities directly owned by Capricorn II at March 31, 1999 consisted of (i) rights to acquire 5,000 shares of Common Stock pursuant to an option granted to Capricorn II in 1997 (the "1997 Option"), and (ii) rights to acquire 5,000 shares of Common Stock pursuant to an Option granted to Capricorn II in 1998 (the "1998 Option").

9. Securities beneficially owned by Mr. Winokur, who may be deemed to have a pecuniary interest in the securities owned by Capricorn II through Winokur Family Investors, LLC ("WFI"). WFI has limited partnership interests in Capricorn II and membership interests in Capricorn Holdings, LLC, the general partner of Capricorn II. WFI is controlled by Mr. Winokur and owned by Mr. Winokur and members of his immediate family. Other than with respect to 43,643 shares of Common Stock, and 254 derivative securities (such 254 derivative securities consisting of (i) rights to acquire 127 shares of Common Stock pursuant to the 1997 Option, and (ii) rights to acquire 127 shares of Common Stock pursuant to the 1998 Option), Mr. Winokur disclaims beneficial ownership of the shares and derivative securities beneficially owned by WFI. Mr. Winokur is the Manager of Capricorn Holdings, LLC. In addition to his beneficial interest in the securities held by Capricorn II, as of March 31, 1999, Mr. Winokur may be deemed to have a pecuniary interest in (i) 5,000 shares of Common Stock held directly by Family Trust A, (ii) 5,000 shares of Common Stock held directly by Family Trust B, and (iii) 163,533 shares of Common Stock held directly by Capricorn Holdings, Inc. See footnotes 4, 5 and 6 above.

                                                                                /s/ HERBERT S. WINOKUR, JR.      April 12, 1999
                                                                                    -----------------------
**Intentional misstatements or                                                      Herbert S. Winokur, Jr.
omissions of facts constitute Federal Criminal Violations.
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                Capricorn Investors II, L.P.     April 12, 1999

                                                                                By:  Capricorn Holdings, LLC

                                                                                /s/ HERBERT S. WINOKUR, JR.
                                                                                -----------------------
                                                                                    Herbert S. Winokur, Jr.
                                                                                    Title:  Manager


                                                                                Capricorn Holdings, Inc.         April 12, 1999

                                                                                /s/ HERBERT S. WINOKUR, JR.
                                                                                -----------------------
                                                                                    Herbert S. Winokur, Jr.
                                                                                    Title:  President

FORM 4 - ADDITIONAL REPORTING PERSON INFORMATION


1.       Name and Address of Additional Reporting Persons:

         Capricorn Investors II, L.P.
         30 East Elm Street
         Greenwich, Connecticut  06830

         Capricorn Holdings, Inc.
         30 East Elm Street
         Greenwich, Connecticut  06830
                                       4